Via Edgar

August 15, 2022

Matthew Derby

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Scienjoy Holding Corporation
Amendment No. 5 to Registration Statement on Form F-3 (“Registration Statement”)
Filed June 28, 2022
File No. 333-259951

Dear Mr. Derby:

On behalf of our client, Scienjoy Holding Corporation (the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 27, 2022, (the “Staff’s Letter”), regarding the Company’s Amendment No. 5 to Registration Statement on Form F-3 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s Letter and the Staff’s comments are presented in bold Italics.

Amendment No. 5 to Registration Statement on Form F-3

Cover Page

1.	We note your response to prior comment 2. Please revise to provide a cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Registration Statement.

Select Condensed Financial Statements on Consolidated VIEs, page 10

Summary, page 2

2.	Please revise the heading for each table presented to indicate these are consolidating financial statements rather than consolidated financial statements.

In response to the Staff’s comment, the Company has revised the heading for each table on Pages 11 to 13 accordingly.

3.

You disclose that Scienjoy Holding Corporation records its investments in its subsidiaries under the equity method of accounting. Please revise your disclosures in this section to clarify that you control and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign- Owned Enterprises (WFOEs) and that those agreements are designed to provide your WFOEs with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIEs. Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.

In response to the Staff’s comment, the Company has revised the disclosures on Page 10 accordingly.

4.	We note that on June 1, 2022, through your wholly-owned subsidiary, WXZJ, entered into a series of contractual arrangements with Sixiang Qiyuan and its shareholders, thereby in substance obtained control over all equity shares, risks and economic benefits of Xiuli (Zhejiang) Culture Technology Co., Ltd., Leku (Zhejiang) Culture Technology Co., Ltd., Haifan (Zhejiang) Culture Technology Co., Ltd., Xiangfeng (Zhejiang) Culture Technology Co., Ltd. and Hongren (Zhejiang) Culture Technology Co., Ltd. Please revise your disclosures to clarify whether these entities were in existences as of December 31, 2021. In this respect, the Parent and WFOE and Subsidiaries should not show any investment or share of income/(loss) from VIEs until commencement of the contractual arrangements with the VIEs.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the above VIEs were incorporated in 2022 and did not exist as of December 31, 2021. The Company has revised the disclosure on page 14 accordingly.

General

5.	We note that your definition of China or PRC, incorporated by reference from your Form 20-F filed May 16, 2022, excludes Hong Kong and Macau. Please revise your Form F-3 to include a definition of China or PRC that removes these exclusions. Clarify that all the legal and operational risks associated with being based in and having operations in the PRC also apply to operations in Hong Kong and Macau.

In response to the Staff’s comment, the Company has revised the definition on prospectus cover page and page iii of the Registration Statement, respectively. In the future filings of the Company’s registration statements under the Securities Act of 1933, as amended, or its periodic reports under the Securities Exchange Act of 1934, as amended, the definition of China or PRC will not exclude Hong Kong or Macau.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 646-367-1744. Thank you.

Sincerely yours,

/s/ Lan Lou
Lan Lou
Partner